April 15, 2020

Ming Zhang
Chief Executive Officer
Greencity Acquisition Corporation
100 Park Avenue
16th Floor
New York, NY 10017

       Re: Greencity Acquisition Corporation
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 3, 2020
           CIK No. 0001768910

Dear Mr. Zhang:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 5. to Draft Registration Statement on Form S-1

Signatures, page II-4

1. Please ensure that your registration statement is signed by at least a majority of the board of directors. If Ming Zhang is a director, as indicated on the signature page, please revise the disclosure in your prospectus as appropriate.
 Ming Zhang
FirstNameAcquisition Corporation
Greencity LastNameMing Zhang
Comapany NameGreencity Acquisition Corporation
April 15, 2020
Page 15,
April 2 2020 Page 2
FirstName LastName
       You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ari Edelman, Esq.